Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

PuppyWash Inc.
955 Deep Valley Drive #3049
Palos Verdes Peninsula, CA 90274
https://puppywash.com

Up to $123,998.94 in Class B Non-Voting Common Stock at $1.14
Minimum Target Amount: $123,998.94

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: PuppyWash Inc.
Address: 955 Deep Valley Drive #3049, Palos Verdes Peninsula, CA 90274
State of Incorporation: DE
Date Incorporated: May 22, 2020

Terms:

Equity

Offering Minimum: $123,998.94 | 108,771 shares of Class B Non-Voting Common Stock
Offering Maximum: $123,998.94 | 108,771 shares of Class B Non-Voting Common Stock
Type of Security Offered: Class B Non-Voting Common Stock
Purchase Price of Security Offered: $1.14
Minimum Investment Amount (per investor): $499.32

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

<p align="center">Investment Incentives & Bonuses*</p>

Time-Based Perks

Early Bird 1: Invest $1,000+ within the first 2 weeks | 2% bonus shares

Early Bird 2: Invest $5,000+ within the first 2 weeks | 4% bonus shares

Early Bird 3: Invest $10,000+ within the first 2 weeks | 6% bonus shares

Early Bird 4: Invest $25,000+ within the first 2 weeks | 8% bonus shares

Early Bird 5: Invest $50,000+ within the first 2 weeks | 10% bonus shares

Amount-Based Perks

Tier 1 Perk: $1k | Newsletter

Tier 2 Perk: $5k | Newsletter + Early Access to New Products

Tier 3 Perk: $10k | Newsletter + Early Access to New Products + PuppyWash Towel

Tier 4 Perk: $25k | Newsletter + Early Access to New Products + PuppyWash Towel + $20 Off a PuppyWash Automated Dog Bath purchase

Tier 5 Perk: $50k | Newsletter + Early Access to New Products + PuppyWash Towel + Personalized PuppyWash Automated Dog Bath

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

PuppyWash Inc will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.14 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $114. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus.

The Company and its Business

Company Overview

PuppyWash Inc. ("PuppyWash" or the "Company") is a corporation organized under the laws of the state of Delaware. The Company builds innovative pet technology, with its first product being an Automated Dog Bath that, with the press of a button, cleans your dog in minutes. The company's mission is to be the center of your pet's health universe. PuppyWash's business model includes both direct-to-consumer sales and relationships with retail giants, aiming to serve dog owners looking for efficient, convenient, and affordable pet grooming solutions. Products are sold in the U.S. across various outlets and are available for direct purchase online.

PuppyWash Inc is the parent company of Anor Inc, a wholly-owned subsidiary which has been operated under the Company since March 8, 2022. The subsidiary company was created to help the company operate in stealth mode when selecting a manufacturer for its products.

The Company's Intellectual Property ("IP"): The Company's Automated Dog Bath is patent-pending, with applications filed in multiple regions, including the USA, Europe, India, and China. Additionally, the PuppyWash trademark has been filed and received in the USA and Europe.

Competitors and Industry

PuppyWash operates in the pet technology sector, focusing on the global pet grooming market, valued at approximately $5.3 billion. The broader pet industry in the U.S. saw significant spending, with Americans spending $186 billion on their pets in 2023, reflecting a rising trend in pet care expenditures.

The primary competitors in the pet grooming market include PETCO, PetSmart, and local/mobile grooming providers. PuppyWash stands out with its innovative Automated Dog Bath technology, which is convenient, portable, and priced competitively at around $599 for direct-to-consumer sales.

Current Stage and Roadmap

PuppyWash has completed the design and engineering of its Automated Dog Bath, produced several prototypes, and conducted successful testing. The product is patent-pending and has signed an agreement with WalMart.

In the coming years, PuppyWash aims to finalize manufacturing and scale its revenue in its first full year on the market. The long-term goal is to expand its product line and become a leader in pet health technology and at-home pet care.

The Team

Officers and Directors

Name: Jasmine E. Nachtigall-Fournier

Jasmine E. Nachtigall-Fournier's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Co-Founder, CEO, Board Member
  Dates of Service: May, 2020 - Present
  Responsibilities: Jasmine is the co-founder and CEO of PuppyWash. Jasmine is also on the Board. Jasmine does not currently receives a salary and holds 95% of equity with her husband/co-founder, Gary.

Other business experience in the past three years:

- Employer: GovInvest Inc.
  Title: Co-Founder & President
  Dates of Service: May, 2014 - April, 2024
  Responsibilities: Jasmine co-founded GovInvest in 2014 and scaled it to 1,000+ government clients.

Name: Gary "Matthew" Fournier

Gary "Matthew" Fournier's current primary role is with J.P. Morgan (The Fournier Group). Gary "Matthew" Fournier currently services 1-10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board Member, Co-Founder
  Dates of Service: August, 2020 - Present
  Responsibilities: Matthew is a co-founder and Board Member. Matthew helps oversee product design, among other things. Matthew does not currently receive a salary and holds 95% equity with his wife/co-founder, Jasmine.

Other business experience in the past three years:

- Employer: J.P. Morgan (The Fournier Group)
  Title: Managing Director, Wealth Partner, Portfolio Manager, etc.
  Dates of Service: May, 2014 - Present
  Responsibilities: Matthew leads an investment group.

Other business experience in the past three years:

- Employer: ValueGOV
  Title: CEO
  Dates of Service: July, 2023 - Present
  Responsibilities: Matthew oversees a government technology company.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a

buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance
Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering Class B Non-Voting Common Stock in the amount of up to $124,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be

material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product
All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

We may never have an operational product or service
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product or service is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company. In addition, the failure to launch a product or service can result in significant losses of time and resources. Even if a product or service is launched, low adoption rates can result in lackluster revenue and diminished market share.

Some of our products are still in the prototype phase and might never be operational products
Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We are currently in the research and development stage and have only manufactured a prototype for our product. Delays or cost overruns in the development of our product and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with No Voting Rights
The Class B Non-Voting Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating how the Company will be run. You are trusting in management's discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Common Stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors.

All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment

Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect

Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities

Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits

PuppyWash Inc was formed on May 22, 2020. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. PuppyWash Inc has incurred a net loss and has had limited revenues generated since inception, if any. There is no assurance that we will be profitable in the near future or generate sufficient revenues to pay dividends to our shareholders.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in our company, it's because you think that our product is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We are an early stage company operating in a new and highly competitive industry

The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

Intense Market Competition

The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions

Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape

Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

We have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The Company's owns trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable

One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business

Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

The prices of blockchain assets are extremely volatile. Fluctuations in the price of digital assets could materially and adversely affect our business, and the Tokens or other blockchain assets may also be subject to significant price volatility

The market value of the Tokens and other blockchain assets may be subject to significant fluctuations, which may be caused by various factors beyond our control. The blockchain asset industry, including the Tokens, is relatively new and untested, and its future performance is uncertain. The market prices of blockchain assets, including the Tokens, may be influenced by various factors, such as regulatory actions, market adoption and acceptance, competition, global economic and political developments, and other unforeseeable events. A decline in the price of a single blockchain asset, such as Bitcoin or Ethereum, may cause volatility in the blockchain asset industry and may affect the market value of the Tokens or other blockchain assets. Moreover, the blockchain asset industry is susceptible to cyber-attacks, hacking, fraud, and other malicious activities, which may affect investor or user confidence in the industry and cause market volatility. A security breach or other cybersecurity incident involving the Tokens or other blockchain assets may cause their market value to fluctuate and adversely impact our business operations and financial condition.

Economic and market conditions

The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events

The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity

The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Jasmine Nachtigall-Fournier	10,000,000	Class A Voting Common Stock	95.15%

The Company's Securities

The Company has authorized Class A Voting Common Stock, and Class B Non-Voting Common Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 108,771 of Class B Non-Voting Common Stock.

Class A Voting Common Stock

The amount of security authorized is 17,000,000 with a total of 10,509,847 outstanding.

Voting Rights

One vote per share

Material Rights

There are no material rights associated with Class A Voting Common Stock.

Class B Non-Voting Common Stock

The amount of security authorized is 5,000,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Class B Non-Voting Common Stock.

Material Rights

There are no material rights associated with Class B Non-Voting Common Stock.

What it means to be a minority holder

As a minority holder of Class B Non-Voting Common Stock of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created

for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Class A Voting Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 10,509,847
  Use of proceeds: Shares issued as part of the formation of the company.
  Date: May 01, 2023
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2022 compared to year ended December 31, 2023.

Revenue

Revenue for fiscal year 2022 was $0 compared to $0 in fiscal year 2023.

The product was not actively sold in 2022 or 2023. It was still being designed and engineered. Some pre-sales were made, although the buyers were aware that they wouldn't receive their PuppyWash for a notable period of time.

Cost of Sales

Cost of Sales for fiscal year 2022 was $0 compared to $0 in fiscal year 2023.

The product was not actively sold in 2022 or 2023. It was still being designed and engineered. Some pre-sales were made, although the buyers were aware that they wouldn't receive their PuppyWash for a notable period of time.

Gross Margins

Gross margins for fiscal year 2022 were $0, compared to $0 in fiscal year 2023.

The product was not actively sold in 2022 or 2023. It was still being designed and engineered. Some pre-sales were made, although the buyers were aware that they wouldn't receive their PuppyWash for a notable period of time.

Expenses

Expenses for fiscal year 2022 were $405,837 compared to $184,572 in fiscal year 2023.

The majority of these expenses are related to Design, Engineering, Prototyping, testing, and other R&D and SG&A-related expenses. R&D has been the largest expense.

Historical results and cash flows:

The Company is currently entering the initial production stage and is currently pre-revenue. We are of the opinion the historical cash flows may not be indicative of the revenue and cash flows expected for the future because we have yet to enter the market with a finished product, alongside the associated marketing and ad spend. Past cash was primarily generated through founder cash investments. Our goal is to generate at least seven figures in revenue and free cash flow. Since we were previously not in the marketplace, and we're now going-to-market with a unique product in a large and rapidly growing industry, we believe future revenue may be different from the past.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of September 2024, the Company has capital resources available in the form of $733.47 in cash. The company has been funded on an as-needed basis by the Founders.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations. These funds are required to support purchasing the tooling necessary for manufacturing, along with a round of inventory.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, approximately 100% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum funding goal of $124,000, we anticipate needing to raise additional capital to finish manufacturing and begin selling into the marketplace. If we raise the longer-term goal of $3 million, then the Company will be able to operate for the foreseeable future, and not need to raise additional capital. This is based on the idea that the company produces positive free cash flow for each unit sold once the PuppyWash Automated Dog Bath is in the market.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum funding goal, we anticipate the Company will be able to operate for the foreseeable future without having to raise additional capital. This is based on the idea that the company produces positive free cash flow for each unit sold once the PuppyWash Automated Dog Bath is in the market.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has not contemplated additional future sources of capital outside of this financing round. Investors interested in PuppyWash are being asked to invest into the StartEngine round.

Indebtedness

The Company does not have any material terms of indebtedness.

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $11,981,225.58

Valuation Details:

This pre-money valuation was calculated internally by the Company without the use of any formal third-party evaluation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) there is no authorized or outstanding preferred stock; (ii) there are no outstanding options, warrants, or other securities with a right to acquire shares; and (iii) there are no shares reserved for issuance under a stock plan.

Use of Proceeds

If we raise the Target Offering Amount of $123,998.94 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fees
  12.0%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

- Research & Development
  10.0%
  We will use 10% of the funds raised for market and customer research, new product development and market testing.

- Inventory
  60.0%
  We will use 10% of the funds raised to purchase inventory for the Company's PuppyWash Automated Dog Bath in preparation of market launch. In addition, the company will use 50% of the funds raised to purchase tooling and other key manufacturing equipment.

- Company Employment
  9.0%
  We will use 9% of the funds to hire key personnel for daily operations, including the following roles: Chief Operating Officer, Head of Marketing Wages to be commensurate with training, experience and position.

- Working Capital
  3.5%
  We will use 3.5% of the funds for working capital to cover expenses for the initial launch and product expansion, as well as ongoing day-to-day operations of the Company.

If we raise the over allotment amount of $123,998.94, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fees
  12.0%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

- Research & Development
  10.0%
  We will use 10% of the funds raised for market and customer research, new product development and market testing.

- Inventory
  60.0%
  We will use 10% of the funds raised to purchase inventory for the Company's PuppyWash Automated Dog Bath in preparation of market launch. In addition, the company will use 50% of the funds raised to purchase tooling and other key manufacturing equipment.

- Company Employment
  9.0%
  We will use 9% of the funds to hire key personnel for daily operations, including the following roles: Chief Operating Officer, Head of Marketing Wages to be commensurate with training, experience and position.

- Working Capital
  3.5%
  We will use 3.5% of the funds for working capital to cover expenses for the initial launch and product expansion, as well as ongoing day-to-day operations of the Company.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://puppywash.com (PuppyWash.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/puppywash

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR PuppyWash Inc.

[See attached]

I, Jasmine Nachtigall-Fournier, the CEO of PuppyWash, hereby certify that the financial statements of PuppyWash Inc. and notes thereto for the periods ending Calendar Year 2022 and Calendar Year 2023 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2023 the amounts reported on our tax returns were total income of $1,934; taxable income of -$3,866 and total tax of $0 (at the federal level; $800 at the state level).

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of November 15th, 2024.

_____ (Signature)

CEO

November 15th, 2024



Investor Package

Strictly Confidential

Table of Contents

Contact Us:

Customer Inquiries:
hello@puppywash.com

Press Inquiries:
hello@puppywash.com





Income Statement

2024 figures are YTD as of October	2021	2022	2023
Revenue	–	–	–
COGS	–	–	–
Gross Profit	**–**	**–**	**–**
R&D - Engineering	(245,200)	(361,840)	(151,274)
R&D - Patent & Trademark	(10,976)	(21,640)	(7,036)
Marketing - Branding	–	(13,042)	(6,250)
Marketing - Lead Generation	–	(1,402)	(18,436)
G&A	(2,499)	(7,913)	(1,575)
EBITDA	**(258,675)**	**(405,837)**	**(184,572)**
Depreciation	–	–	–
EBIT	**(258,675)**	**(405,837)**	**(184,572)**
Interest Expense	–	–	–
EBT	**(258,675)**	**(405,837)**	**(184,572)**
Current Tax	–	–	–
Deferred Tax	–	–	–
Total Tax	–	–	–
Net Income	**(258,675)**	**(405,837)**	**(184,572)**

Cash Flow Statement

2024 figures are YTD as of October	2021	2022	2023
CASH FROM OPERATIONS			
Net Income	(258,675)	(405,837)	(184,572)
Deferred Revenue	–	771	1,934
Deferred Tax	–	–	–
Cash from Accounts Receivable	–	–	–
Cash from Inventory	–	–	–
Cash from Accrued Expenses	–	–	–
Subtotal	(258,675)	(405,066)	(182,638)
CASH FROM INVESTING			
Capital Expenditure	–	–	–
Subtotal	–	–	–
CASH FROM FINANCING			
Due to shareholders / (Repay)	–	–	–
Term Loan Issue / (Repay)	–	–	–
Equity Issue / (Buyback)	286,923	378,152	182,246
Payment of Dividends	–	–	–
Subtotal	286,923	378,152	182,246
CASH BALANCE			
Beginning	–	28,248	1,335
Change in Cash	28,248	(26,914)	(391)
Ending	**28,248**	**1,335**	**944**



Balance Sheet

2024 figures are YTD as of October	2021	2022	2023
ASSETS			
Cash	28,248	1,335	944
Accounts Receivable	–	–	–
Inventory	–	–	–
Property Plant & Equipment	–	–	–
Total Assets	**28,248**	**1,335**	**944**
LIABILITIES			
Accounts Payable	–	–	–
Accrued Expenses	–	–	–
Deferred Revenue	–	771	2,705
Due to shareholders	–	–	–
Total Liabilities	**–**	**771**	**2,705**
EQUITY			
Equity Capital	286,923	665,076	847,322
Retained Earnings	(258,675)	(664,512)	(849,083)
Shareholders' Equity	**28,248**	**564**	**(1,761)**
Total Liabilities & Equity	**28,248**	**1,335**	**944**

CFI

	Common stock, Class A		Additional Paid-in Capital	Accumulated Deficit	Stockholders' Deficit/Equity
	Shares	Amount			
Inception	-	$ -	$ -	$ -	$ -
Issuance of founders stock	10,000,000	10,000	-	-	$ 10,000.00
Net income (loss)	-	-	-	-	$ -
December 31, 2020	10,000,000	$ 10,000	$ -	$ -	$ 10,000
Shares issued for cash	86,427	86	124,914	-	125,000
Contributed capital	-	-	151,923	-	151,923
Net income (loss)	-	-	-	(258,675)	(258,675)
December 31, 2021	10,086,427	$ 10,086	$ 276,837	$ (258,675)	$ 28,248
Shares issued for services	107,975	108	-	-	108
Contributed capital	-	-	378,044	-	378,044
Net income (loss)	-	-	-	(405,837)	(405,837)
December 31, 2022	10,194,402	$ 10,194	$ 654,882	$ (664,512)	$ 564
Shares issued for services	315,445	315	-	-	315
Contributed capital	-	-	181,931	-	181,931
Net income (loss)	-	-	-	(184,572)	(184,572)
December 31, 2023	10,509,847	$ 10,509	$ 836,813	$ (849,083)	$ (1,761)
Contributed capital	-	-	33,186	-	33,186
Net income (loss)	-	-	-	(55,472)	(55,472)
December 31, 2024	10,509,847	$ 10,509	$ 870,000	$ (904,556)	$ (24,047)

NOTE 1 – NATURE OF OPERATIONS

PuppyWash, Inc. was formed on May 22nd, 2020 ("Inception") in the State of Delaware. The financial statements of PuppyWash Inc.(which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Palos Verdes Peninsula, California.

PuppyWash Inc. creates revolutionary, at-home pet technology. Our mission is to be the center of your pet's health universe. Our first product is The Automated Dog Bath: press a button, and your dog is clean in minutes. From home, or on the road. This helps PuppyWash customers save time and money: instead of driving to the groomer, or spending 30+ minutes dragging your dirty dog through the house and into the shower, you can walk them into the PuppyWash Bath and press go. Easy!

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2022 and 2023. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

The Company will recognize revenues from selling the PuppyWash Automated Dog Bath, along with related accessories and future inventions. Revenue will be derived when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Stock Based Compensation

The Company accounts for stock options issued to employees under ASC 718 Share-Based Payment. Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee's requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and California state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for the past three calendar years. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

The company has not issued any long-term debt. The only form of financing received by the company may be accounts payable (ex: to lawyers for patent work) derived from on-going work, and pre-sales made to customers who haven't yet received their products.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Our only existing commitments and contingencies may be accounts payable (ex: to lawyers for patent work) derived from on-going work, and pre-sales made to customers who haven't yet received their products.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock
We have authorized the issuance of 10,376,561 shares of our common stock with par value of $0.001. As of October 1st, 2024 the company has currently issued 10,343,356 shares of our common stock. We will be authorizing 5 million non-voting shares, which will be issued with the upcoming fundraise.

NOTE 6 – RELATED PARTY TRANSACTIONS

There are no related party transactions.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2016 through October 1, 2024, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]





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GET A PIECE OF PUPPYWASH

Bathe Anywhere, Anytime

PuppyWash is a technology company whose mission is to be the center of your pet's health universe. Its first product is The Automated Dog Bath: patent-pending, transformative technology that allows for quick, convenient, and affordable dog bathing--anytime, anywhere--keeping your pup cleaner and healthier. PuppyWash has completed design-for-manufacturing and prototyping, and selected its manufacturers.

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Get Equity

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

PUPPYWASH
Bathe Anywhere, Anytime
The above is a computer-generated rendering of the PuppyWash Automated Dog Bath. The product has completed Design-for-Manufacturing, and is entering manufacturing.

OVERVIEW | ABOUT | TERMS | DISCUSSION | INVESTING FAQS

Get Equity
$1.14 Per Share

MIN INVEST ⓘ
$499.32

VALUATION
$11.98M

REASONS TO INVEST

Large Market Opportunity: With 900 million dogs globally and U.S. pet spending equaling $186 Billion in 2023 alone, PuppyWash aims to tap into a large, growing industry.

○ Innovative and Time-Saving: PuppyWash offers a quick, affordable solution to the costly and time-consuming nature of traditional dog bathing, allowing owners to wash their pets in just minutes, anytime, anywhere.

○ Early Traction: With patent-pending technology and a signed contract with a Walmart, PuppyWash believes it has early market validation.

TEAM



Jasmine Nachtigall-Fournier • Co-Founder and CEO

Jasmine is the CEO & Co-Founder of PuppyWash. At PuppyWash, overseeing all aspects including Sales, Operations, & Product Development. Prior to PuppyWash, Jasmine Co-Founded GovInvest, where she served as President. There she grew the company from 0 to 1K+ clients across the nation. Jasmine graduated from Stanford with a B.A. in Economics.
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Matthew Fournier • Co-Founder

Matthew is a Co-Founder of PuppyWash, where he works on product development and business strategy/implementation. Matthew also helped to originate GovInvest, which has over 1k government clients. Matthew was an initial team member at OpenGov, which was recently acquired for over $1 Billion. Matthew is also a Managing Director at JPMorgan.
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John Caldwell • Director of Engineering

John Caldwell is the Director of Engineering at Puppywash. His extensive background in inventing/designing/engineering has enabled him to create award-winning products with Fitbit, Leapfrog, Google, Intel, HP, Mattel, Amazon, Hasbro, PayPal, and Logitech. John is also the Principal of One Block Studio, which offers full-spectrum R&D support.
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Tapping into a Multi-Billion Dollar Market*



Dog days
US Spending on Pets*, $bn

Source: Bureau of Economic Analysis

*Includes spending on pet products and services

Americans spent $186 Billion on their pets in 2023, according to the Bureau of Economic Analysis. Furthermore, between 2019 and 2023, pet spending grew at an annual rate of 11%, rising since the onset of Covid. With over 900 million dogs worldwide, including 83 million in the U.S. alone, the demand for convenient, cost-effective pet care solutions is strong. The average dog owner spends hundreds of dollars annually on professional grooming and over hundreds of hours a year cleaning up after their pets.[x] PuppyWash offers a solution to these pain points by providing an affordable, automated grooming experience, designed to save time and money while keeping dogs clean and healthy.

the opportunity
Cost-Effective Grooming for Life

PuppyWash offers a cost-effective solution to the high expense of regular professional grooming. With grooming services often costing a median cost of $60 or more per session, dog owners can spend hundreds to thousands of dollars annually.**X** Once available, by investing in the PuppyWash Automated Dog Bath at a planned one-time cost of $599, users can enjoy unlimited use for the lifetime of their pet. This makes it an affordable alternative that saves money in the long run while still ensuring a high-quality, professional-level clean. Additionally, with the option of installment payments and direct-to-consumer sales, PuppyWash plans to make premium pet care accessible to a wider audience.

PuppyWash also plans to use a subscription business model: owners of the PuppyWash Automated Dog Bath can also purchase monthly bath kits (including shampoo, mats, stickers, towels, etc.). This may generate ongoing revenue.



Product Features

1. Splash cover and slip collar included for a clean and fun experience.

2. Treat station strategically placed for dogs to enjoy during bath time.

3. All washes can be connected to hoses, sinks, showerheads, or other water sources.

4. Washing station comes pre-assembled and takes the press of a button to start.

The above is a computer-generated rendering of the PuppyWash Automated Dog Bath. The product has completed Design-for-Manufacturing, and is entering manufacturing.

PuppyWash not only saves time and money but also promotes sustainability in pet care. Traditional grooming methods often require excessive water usage and multiple trips to professional groomers, contributing to a higher carbon footprint. The PuppyWash Automated Dog Bath is designed to reduce environmental impact by allowing dog owners to wash their pets at home, minimizing the need for travel. Additionally, the product's efficient water system helps conserve water during each wash. By integrating eco-friendly practices, PuppyWash offers a responsible solution that benefits both pet owners and the planet, aligning with the increasing demand for sustainable products in the pet industry.

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ABOUT

HEADQUARTERS
955 Deep Valley Drive #3049
Palos Verdes Peninsula, CA 90274

WEBSITE
View Site ↗

PuppyWash is a technology company whose mission is to be the center of your pet's health universe. Its first product is The Automated Dog Bath: patent-pending, transformative technology that allows for quick, convenient, and affordable dog bathing--anytime, anywhere--keeping your pup cleaner and healthier. PuppyWash has completed design-for-manufacturing and prototyping, and selected its manufacturers.

TERMS
PuppyWash

Overview

PRICE PER SHARE
$1.14

VALUATION
$11.98M

DEADLINE ⓘ
Nov. 19, 2024 at 1:36 AM UTC

FUNDING GOAL ⓘ
$124k - $124k

Breakdown

MIN INVESTMENT ⓘ	OFFERING TYPE
$499.32	**Equity**

MAX INVESTMENT ⓘ	SHARES OFFERED
$123,998.94	**Class B Non-Voting Common Stock**

MIN NUMBER OF SHARES OFFERED
108,771

MAX NUMBER OF SHARES OFFERED
108,771

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing	→
Offering Memorandum	→
Financials	⌃

	Most Recent Fiscal Year-End	Prior Fiscal Year-End
Total Assets	$944	$1,335
Cash & Cash Equivalents	$944	$1,335
Accounts Receivable	$0	$0
Short-Term Debt	$2,705	$771
Long-Term Debt	$0	$0
Revenue & Sales	$0	$0

Costs of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	-$184,572	-$405,837

Risks ⌃

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives & Bonuses*

Time-Based Perks

Early Bird 1: Invest $1,000+ within the first 2 weeks | 2% bonus shares

Early Bird 2: Invest $5,000+ within the first 2 weeks | 4% bonus shares

Early Bird 3: Invest $10,000+ within the first 2 weeks | 6% bonus shares

Early Bird 4: Invest $25,000+ within the first 2 weeks | 8% bonus shares

Early Bird 5: Invest $50,000+ within the first 2 weeks | 10% bonus shares

Amount-Based Perks

Tier 1 Perk: $1k | Newsletter

Tier 2 Perk: $5k | Newsletter + Early Access to New Products

Tier 3 Perk: $10k | Newsletter + Early Access to New Products + PuppyWash Towel

Tier 4 Perk: $25k | Newsletter + Early Access to New Products + PuppyWash Towel + $20 Off a PuppyWash Automated Dog Bath purchase

Tier 5 Perk: $50k | Newsletter + Early Access to New Products + PuppyWash Towel + Personalized PuppyWash Automated Dog Bath

In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

PuppyWash Inc will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.14 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $114. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus.

Irregular Use of Proceeds
The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments.

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Please keep in mind that a company can conduct a series of "closes" or withdrawals of funds throughout the duration of the campaign. If you are included in that withdrawal period, you will be emailed your countersigned subscription agreement and proof of purchase immediately following that withdrawal.

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For Regulation A+, StartEngine allows for a four-hour cancelation period. Once the four-hour window has passed, it is up to each company to set their own cancelation policy. You may find the company's cancelation policy in the company's offering circular.

Once your investment is canceled, there is a 10-day clearing period (from the date your investment was submitted). After your funds have cleared the bank, you will receive your refund within 10 business days.

Refunds that are made through ACH payments can take up to 10 business days to clear. Unfortunately, we are at the mercy of the bank, but we will do everything we can to get you your refund as soon as possible. However, every investment needs to go through the clearing process in order to get sent back to the account associated with the investment.

















What is the difference between Regulation Crowdfunding and Regulation A+?

Both Title III (Regulation Crowdfunding) and Title IV (Reg A+) help entrepreneurs crowdfund capital investments from unaccredited and accredited investors. The differences between these regulations are related to the investor limitations, the differing amounts of money companies are permitted to raise, and differing disclosure and filing requirements. To learn more about Regulation Crowdfunding, click here, and for Regulation A+, click here.

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EXHIBIT D TO FORM C

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STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital or StartEngine Primary, as identified in the Offering Statement filed on the SEC EDGAR filing system (the "Intermediary"), the issuer is required to pay to Intermediary a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of the Intermediary. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to the Intermediary, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine's platform.

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